SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                 TEKTRONIX, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of class of securities)

                                   879131100
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               March 18, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     879131100

- ----------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, LLC
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            4,589,500
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              4,589,500
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        4,589,500
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.80%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        OO
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, L.P.
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            3,576,618
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              3,576,618
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,576,618
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.64%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL FUND PARTNERS, L.P.
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            81,890
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              81,890
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        81,890
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.17%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL COAST PARTNERS, L.P.
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 []
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            121,843
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              121,843
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        121,843
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.26%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL PARTNERS, L.P.
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            388,569
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              388,569
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        388,569
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []
- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.83%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RALPH V. WHITWORTH
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,589,500
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON          --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            4,589,500
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      4,589,500
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.80%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DAVID H. BATCHELDER
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,589,500
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            4,589,500
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        4,589,500
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.80%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
- ------------------------------------------------------------------------------

CUSIP No.     879131100

- ------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOEL L. REED
- ------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
- ------------------------------------------------------------------------------
   3  SEC USE ONLY

- ------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
- ------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
- ------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
- ------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        --------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,589,500
      OWNED BY        --------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         --------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            4,589,500
- ------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        4,589,500
- ------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []

- ------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.80%
- ------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
- ------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the common stock without par value (the "Shares"), of Tektronix, Inc, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 26600 S.W. Parkway Ave, Wilsonville,
Oregon 97070.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Relational Investors, L.P. ("RILP"), Relational Fund Partners, L.P. ("RFP"), Relational Coast Partners, L.P. ("RCP"), and Relational Partners, L.P. ("RP"). Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

         This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and three accounts managed by RILLC are the beneficial Owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

         This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder and Joel L. Reed. Messrs. Whitworth, Batchelder and Reed are the Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder and Reed, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as a Managing Member of RILLC. The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs. Whitworth, Batchelder and Reed, together with RILP, RFP, RCP, RP and RILLC, hereinafter, the "Reporting Persons").

         During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The business address of each of the Reporting Persons is 4330 La Jolla Village Drive, Suite 220, San Diego, California 92122.

         Messrs. Whitworth, Batchelder and Reed are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Two of the three accounts managed by RILLC purchased an aggregate of 11,431 Shares for total consideration (including brokerage commissions) of $269,638.00 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The other account managed by RILLC purchased an aggregate of 409,149 Shares for a total consideration (including broker commissions) of $9,681,653.09 derived from the capital of the managed account.

         RILP purchased an aggregate of 3,576,618 Shares for total consideration (including brokerage commissions) of $84,596,667.65 derived from the capital of RILP.

         RFP purchased an aggregate of 81,890 Shares for total consideration (including brokerage commissions) of $1,954,421.64 derived from the capital of RFP and margin borrowings from a margin account at DLJ.

         RCP purchased an aggregate of 121,843 Shares for total consideration (including brokerage commissions) of $2,880,547.33 derived from the capital of RCP and margin borrowings from a margin account at DLJ.

         RP purchased an aggregate of 388,569 Shares for total consideration (including brokerage commissions) of $9,190,319.35 derived from the capital of RP and margin borrowings from a margin account at DLJ.

         Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 75 basis points. DLJ has a lien on the Shares held by two of the three accounts managed by RILLC and those held by each of RFP, RCP and RP to secure repayment of the margin borrowings described above.


ITEM 4. PURPOSE OF THE TRANSACTION.

          As of the date of this Statement, except as set forth below, none Of the Reporting Persons has any present plan or intention which would result In or relate to any of the actions described in subparagraphs (a) through (j) Of Item 4 of Schedule 13D.

          The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time. One factor that the Reporting Persons believe has historically contributed to the Shares' undervaluation is the Company's continued investment in, and operation of, certain unprofitable business segments. In particular, the Reporting Persons are concerned about the company's funding of the unprofitable segments with profits generated by its successful "color printing and imaging" and "measurement business" divisions.

          The Reporting Persons have discussed their concerns with management and outlined steps (the "Program") which the Reporting Persons believe management should immediately undertake. The Reporting Persons are encouraged by management's response.

          The Reporting Persons believe that, if properly executed, the Program would materially improve the Company's results, restore confidence in the Company's management and correct the undervaluation of the Shares. Specifically, by the letter filed herewith as Exhibit 4, dated March 22, 1999, the Reporting Persons recommended to the Company's management that they immediately initiate the following steps:

* Dispose of unprofitable operations related to the Company's video and networking division.
* Implement a comprehensive cost reduction program within the measurement business division.
* Curtail excess capital programs related to corporate infrastructure.
* Strictly limit growth initiatives to the Company's core strengths of color printers and test and measurement equipment.
* Deploy the excess cash resulting from these steps to a major share repurchase program.
* Add major shareholder representation to the Company's board of directors.

          The Reporting Persons believe that a prompt disposition of the video and networking division is essential to the Program's success.
During the Company's March 18th third quarter conference call with investors and analysts, management guided conference participants to adjust projected earnings per share for fiscal 2000 from $2.23 per share to a range of $1.55 to $1.75 per share. In response to follow up questions, management confirmed that the sole reason for the adjustment was projected losses in the video division impacting earnings per share from between $.50 to $.60 per share. The Reporting Persons believe that a prompt disposition of the unprofitable video and networking division components would positively impact the Company's earnings by at least the same amount.

          The Reporting Persons feel strongly that significant shareholder representation on the Company's board of directors is a key component of the Program and have requested a meeting with the Company's Committee on Directors to discuss this further.

          The Reporting Persons intend to closely monitor the Company's performance and may modify their plans in the future. The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its business and management with members of the board of directors and management of the Company. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

          To propel the Company to take decisive action, the Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including seeking representation on the Company's board of directors at a special or annual meeting of the Company's shareholders.

         The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,589,500 Shares constituting 9.8% of the outstanding Shares (the percentage of Shares owned being based upon 46,842,471 Shares outstanding at December 26, 1998 as set forth in the Company's Form 10-Q for the quarter ended November 28, 1998. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING SHARES
- - ----                 ----------------          -----------------------------
RILLC                        420,580                          0.90%
RILP                       3,576,618                          7.64%
RFP                           81,890                          0.17%
RCP                          121,843                          0.26%
RP                           388,569                          0.83%

         RILLC, in its capacity as an investment management consultant, may Be deemed to possess direct beneficial ownership of the 420,580 Shares that Are owned by accounts which it manages. Additionally, RILLC, as the sole General partner of each of RILP, RFP, RCP and RP, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP and RP may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder and Reed, as Managing Members of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such Shares for all other purposes.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

         (b) RILP has the sole power to vote or direct the vote of 3,576,618 Shares and the sole power to dispose or direct the disposition of such Shares.

         RFP has the sole power to vote or direct the vote of 81,890 Shares and the sole power to dispose or direct the disposition of such Shares.

         RCP has the sole power to vote or direct the vote of 121,843 Shares and the sole power to dispose or direct the disposition of such Shares.

         RP has the sole power to vote or direct the vote of 388,569 Shares and the sole power to dispose or direct the disposition of such Shares.

         RILLC has the sole power to vote or direct the vote of 420,580
Shares held by three accounts which it manages, and the sole power to dispose Or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 4,168,920 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 filed With this Statement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: The respective partnership agreements of RILP, RFP, RCP, and RP each contains provisions whereby its general partner (i.e., RILLC) may, after certain adjustments, receive a percentage of realized profits, if any, derived from that partnership's investments.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                  1. Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.

                  2. Customer Agreement with Donaldson, Lufkin & Jenrette Securities Corporation.

                  3.   Joint Filing Agreement.

                  4. Letter from Relational Investors LLC to the Chairman and Chief Executive Officer of Tektronix Inc., dated March 22, 1999.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: March 29, 1999


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
   ----------------------------------
     as general partner to each


    By: /s/ Ralph V. Whitworth
       ------------------------------
        Ralph V. Whitworth
        Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth
   ----------------------------------
    Ralph V. Whitworth
    Managing Member


/s/ Ralph V. Whitworth
- --------------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
- --------------------------------------
David H. Batchelder


/s/ Joel L. Reed
- --------------------------------------
Joel L. Reed

                                  EXHIBIT INDEX


Exhibit No.                          Description

 Page No.
- - -----------                          -----------
     1.           Information concerning transactions in the Shares
                  effected by the Reporting Persons in the last 60
                  days.

     2.           Customer Agreement with Donaldson,
                  Lufkin & Jenrette Securities
                  Corporation.

     3.           Joint Filing Agreement.

     4. Letter from Relational Investors LLC to the Chairman and Chief Executive Officer of Tektronix Inc., dated
                  March 22, 1999.

